SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

MGT Capital Investments, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001
(Title of Class of Securities)

55302P202
(CUSIP Number)

Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 55302P202

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,133,611 (1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,133,611 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,611 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.59% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 333,611 shares of common stock, par value $0.001 per share (“Common Stock”), of MGT Capital Investments, Inc. (the “Company”) held by GRQ Consultants, Inc. 401K, for which Mr. Honig is Trustee and over which he holds voting and dispositive power, and 800,000 shares of Common Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, for which Mr. Honig is Trustee and over which he holds voting and dispositive power.
(2)	Excludes 1,600,000 shares of Common Stock issuable upon exercise of outstanding warrants (the “Warrants”) held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig. The Warrants are not exercisable to the extent an exercise by the holder would result in the holder’s beneficial ownership of the Company exceeding 4.99% of the issued and outstanding Common Stock. The holder’s ownership has been so limited.
(3)	The percentages used in this Schedule 13G are calculated based upon the sum of (i) 14,157,165 shares of Common Stock reported to be outstanding in the Company’s Registration Statement on Form S-3 filed on September 24, 2015, (ii) 200,000 shares of Common Stock issued on October 7, 2015, as disclosed in the Company’s Current Report on Form 8-K filed on October 9, 2015 and (iii) 2,800,000 shares of Common Stock issued on October 8, 2015, as disclosed in the Company’s Current Report on Form 8-K filed on October 9, 2015.

CUSIP No. 55302P202

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 333,611
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 333,611

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,611
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.94% (1)
12	TYPE OF REPORTING PERSON OO

(1) The percentages used in this Schedule 13G are calculated based upon the sum of (i) 14,157,165 shares of Common Stock reported to be outstanding in the Company’s Registration Statement on Form S-3 filed on September 24, 2015, (ii) 200,000 shares of Common Stock issued on October 7, 2015, as disclosed in the Company’s Current Report on Form 8-K filed on October 9, 2015 and (iii) 2,800,000 shares of Common Stock issued on October 8, 2015, as disclosed in the Company’s Current Report on Form 8-K filed on October 9, 2015.

CUSIP No. 55302P202

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 858,816 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 858,816 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,816 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99% (2)
12	TYPE OF REPORTING PERSON OO

(1) Includes 58,816 shares of Common Stock issuable upon exercise of outstanding warrants (the “Warrants”) and excludes 1,541,184 shares of Common Stock underlying Warrants are not exercisable to the extent an exercise by the holder would result in the holder’s beneficial ownership of the Company exceeding 4.99% of the issued and outstanding Common Stock. The holder’s ownership has been so limited.

(2) The percentages used in this Schedule 13G are calculated based upon the sum of (i) 14,157,165 shares of Common Stock reported to be outstanding in the Company’s Registration Statement on Form S-3 filed on September 24, 2015, (ii) 200,000 shares of Common Stock issued on October 7, 2015, as disclosed in the Company’s Current Report on Form 8-K filed on October 9, 2015 and (iii) 2,800,000 shares of Common Stock issued on October 8, 2015, as disclosed in the Company’s Current Report on Form 8-K filed on October 9, 2015.

Item 1(a).	Name of Issuer:

MGT Capital Investments, Inc. (the “Company”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

The principal executive office of the Company is located at:

500 Mamaroneck Avenue

Suite 204

Harrison, NY 10528

Item 2(a).	Name of Person Filing.

This statement is filed on behalf of Barry Honig, GRQ Consultants, Inc. Roth 401K and GRQ Consultants, Inc. Roth 401K FBO Barry Honig (together, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The Reporting Persons’ business address is:

555 South Federal Highway

#450

Boca Raton, FL 33432

Item 2(c).	Citizenship.

Mr. Honig is a citizen of the United States. GRQ Consultants, Inc. Roth 401K and GRQ Consultants, Inc. Roth 401K FBO Barry Honig are organized in Florida, USA.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 (“Common Stock”).

Item 2(e).	CUSIP Number.

55302P202

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: The Reporting Persons own an aggregate of 1,133,611 shares of Common Stock.
(b)	Percent of class: 6.59% (1)
(c)	Barry Honig may be deemed to have shared power to vote or to direct the vote on an aggregate of 1,133,611 shares of Common Stock (2).

GRQ Consultants, Inc. 401K may be deemed to have shared power to vote on 333,611 shares of Common Stock.

GRQ Consultants, Inc. Roth 401K FBO Barry Honig may be deemed to have shared power to vote on 858,816 shares of Common Stock (3).

(1)      The percentages used in this Schedule 13G are calculated based upon the sum of (i) 14,157,165 shares of Common Stock reported to be outstanding in the Company’s Registration Statement on Form S-3 filed on September 24, 2015, (ii) 200,000 shares of Common Stock issued on October 7, 2015, as disclosed in the Company’s Current Report on Form 8-K filed on October 9, 2015 and (iii) 2,800,000 shares of Common Stock issued on October 8, 2015, as disclosed in the Company’s Current Report on Form 8-K filed on October 9, 2015.

(2)      Includes 333,611 shares of Common Stock held by GRQ Consultants, Inc. 401K, for which Mr. Honig is Trustee and over which he holds voting and dispositive power, and 800,000 shares of Common Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, for which Mr. Honig is Trustee and over which he holds voting and dispositive power.

(3)      Includes 58,816 shares of Common Stock issuable upon exercise of outstanding warrants (the “Warrants”) held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig and does not include 1,541,184 shares of Common Stock underlying Warrants that are not exercisable to the extent an exercise by the holder would result in the holder’s beneficial ownership of the Company exceeding 4.99% of the issued and outstanding Common Stock. The holder’s ownership has been so limited.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2015	/s/ Barry Honig
Barry Honig

Dated: October 16, 2015	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig, Trustee

Dated: October 16, 2015	GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

	By:	/s/ Barry Honig
Barry Honig, Trustee